Form UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 144

SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1 (a) NAME OF ISSUER (Please type or print) CTS Corporation	(b) IRS IDENT. NO. 35-0225010	(c) S.E.C. FILE NO. 001-04639
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE			(e) TELEPHONE NO.
1142 West Beardsley Avenue Elkhart Indiana 46514			AREA CODE 574	NUMBER 523-3800
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD CTS Corporation Pension Plan	(b) RELATIONSHIP TO ISSUER Affiliate (1)	(c) ADDRESS STREET CITY STATE ZIP CODE 1142 West Beardsley Avenue Elkhart Indiana 46514

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock, without par value	Sidoti & Company, LLC 122 E 42nd Street New York, New York 10168		160,000	2,296,400 (2)	32,575,154 (3)	(4)	New York Stock Exchange

INSTRUCTIONS:

1. (a) Name of issuer	3. (a) Title of the class of securities to be sold
(b) Issuer’s I.R.S. Identification Number	(b) Name and address of each broker through whom the securities are intended to be sold
(c) Issuer’s S.E.C. file number, if any	(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d) Issuer’s address, including zip code	(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e) Issuer’s telephone number, including area code	(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
2. (a) Name of person for whose account the securities are to be sold	(f) Approximate date on which the securities are to be sold
(b) Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)	(g) Name of each securities exchange, if any, on which the securities are intended to be sold
(c) Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1147 (08-07)
NAI-1500634266v3

TABLE I ‑ SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:

Title of the Class	Date you Acquired	Nature of Acquisition Transactions	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock, without par value	(5)	(5)	CTS Corporation (5)	1,313,900	(5)	(5)

INSTRUCTIONS: If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II ‑ SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
CTS Corporation Pension Plan	CTS Corporation	Various	145,000	$2,312,666
REMARKS:

(1)	Ashish Agrawal, the Vice President and Chief Financial Officer of CTS Corporation (the “Issuer”), serves as the Named Administrator of the CTS Corporation Pension Plan (the “Plan”).

(2)	Based on a sale price of $14.35 per share, which was the closing price of the common stock on the New York Stock Exchange on February 26, 2016.

(3)	Based on shares outstanding as of February 19, 2016, as reported on the Issuer’s Form 10-K for the fiscal quarter ended December 31, 2015.

(4)	The proposed transaction will be completed pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on November 25, 2015.

(5)	Common stock was acquired by the Plan directly from the Issuer throughout the life of the Plan.

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

3/1/2016        ***/s/ Ashish Agrawal, as Named Administrator of the Plan
DATE OF NOTICE        (SIGNATURE)
11/30/2015     The notice shall be signed by the person for whose account the securities are to be sold. At least one copy
     DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION,        of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.
     IF RELYING ON RULE 10B5-1

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
SEC 1147 (02-08)
NAI-1500634266v3